

October 21, 2020

Eric R. Smith, Esq.
Venable LLP
750 E. Pratt Street, Suite 900
Baltimore, MD 21202

> **Re:** **TESSCO Technologies Incorporated**
> **Definitive Additional Materials filed under cover of Schedule 14A**
> **Filed on October 19, 2020 by Robert B. Barnhill, Jr., et al.**
> **File No. 001-33938**

Dear Mr. Smith,

We have reviewed the above-captioned filing and have the following comments:

1. Please provide support for the following statements:

    - "REMOVE *VALUE DESTRUCTIVE* TESSCO BOARD MEMBERS" (emphasis added)

    - "[T]his will be the first and most critical step toward stopping further *value destruction . . . .*" (emphasis added)

    - "Should the Board continue to turn a blind eye to shareholder concerns, several critical operational issues will go unremedied, ultimately leading to further *value destruction*." (emphasis added)

    - "[T]he Board patted itself on the back for *capital allocation decisions that were obviously value destructive*." (emphasis added)

    For example, with respect to the last bullet, the surrounding disclosures indicate that the Company has pursued revenue growth in the Public Carriers segment relative to its other revenue segments. However, it is not clear based on such disclosures that the value of the Company has declined or that any such decline resulted from the Board's capital allocation decisions. To the extent you are unable to provide adequate support for the above statements, please revise these disclosures and refrain from including such statements in future soliciting materials.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me, at (202) 551-8729, or, in my absence, to Daniel Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

/s/ Valian A. Afshar

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions

cc: Gabriel M. Steele, Esq.